Mail Stop 4561

June 3, 2010

Teck Fong Kong
President, Director CEO
CN Dragon Corporation
8/F Paul Y Centre
51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

   Re: CN Dragon Corporation
     Form 8-K Filed May 21, 2010
     File No. 000-53771

Dear Teck Fong Kong:

  We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

       Sincerely,

       Jaime G. John
       Staff Accountant